British Columbia	Ministry of Finance and Corporate Relations Corporate and Personal Property Registries	2nd Floor, 940 Blanshard Street Victoria, B.C. V8W 3E6 Tel: (250) 356-6626 Hours: 8:30-4:30 (Monday-Friday)	NOTICE OF DIRECTORS [Cessation] Form 9 Section 132 COMPANY ACT

INSTRUCTIONS		B. CERTIFICATE OF INCORPORATION NO.
211807

1.
Please type or print clearly in block letters and ensure that the form is signed and dated in ink. Complete all areas of the form. The Registry may have to return documents that do not meet this standard. Attach an additional sheet if more space is required.
OFFICE USE ONLY - DO NOT WRITE IN THIS AREA
2.	In Box A, enter the exact name as shown on the certificate of Incorporation, Amalgamation, Continuation or Change of Name.
3.	In Box D and E. enter the last name, first name,, and any initials of the company's directors, as indicated.
4.
In Box E, the residential address of a director must be a complete physical address. You may include general delivery, post office, box, rural route, site or comp. number as part of the address, but the Registry cannot accept this information as a complete address. You must also include a postal code. If an area does not have street names or numbers, provide a description that would readily allow a person to locate the director.

Freedom of Information and Protection of Privacy Act

The personal information requested on this form is made available to the public under the authority of the Company Act. Questions about the collection or use of this information can be directed to the Administrative Analyst, Corporate and Personal Property Registries at (250) 356-0944, 2nd Floor, 940 Blanshard Street, Victoria, B.C. V8W 3E6

5.	If changes occurred on more than one date, you must complete a separate Notice of Directors form for each date.
6.	An individual who has ceased being a director cannot sign this form.
7.	Submit this form with a cheque or money order made payable to the Minister of Finance and Corporate Relations or provide the Registry authorization to debit the fee from your BC Online Deposit Account

A.	FULL NAME OF COMPANY

APIVA VENTURES LIMITED.

C. DATE OF CHANGE
	Y		M		D

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D. Full names of persons who have ceased to be directors:

LAST NAME	FIRST NAME AND INITIALS (IF ANY)

McGrath	Patrick J.

E. Full names and addresses of all the directors of the company as at the date of change listed above:

LAST NAME	FIRST NAME AND INITIALS (IF ANY)	RESIDENTIAL ADDRESS (INCLUDE POSTAL/ZIP CODE

Stier	Alan Paul	4372 44B Avenue, Delta, B.C., V4K 1H1

Wilson	Fred	701 North Seaman, McCrory, Arkansas, U.S.A.
72101

Noble	Ronald W.	16 – 6350 48A Avenue, Delta, B.C., V4K 4W3

Calvert	Clair S. R.	885 Pryford Rd., W. Vancouver, B.C. V7S 2S2

Gardiner	William N.	1167 W. 58th Ave., Vancouver, B.C. V6P 1V9

F. CERTIFIED CORRECT -
	DATE SIGNED
I have read this form and found it to be correct
Signature of a current director, officer or Company Solicitor	Y		M		D

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FIN 763/B Rev.96/6/6 Prescribed)

FILING FEE: $20.00

cc:	British Columbia Securities Commission, Attn: Statutory Filings
Alberta Securities Commission, Attn: Continuous Disclosure
Ontario Securities Commission, Attn: Continuous Disclosure
Securities & Exchange Commission, Division of Corporate Finance